UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden 14.5 hours per response
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CS China Acquisition Corp.
(Name of Issuer)

Units, each consisting of one ordinary share, par value $0.0001 per share, and two warrants to purchase one ordinary share
(Title of Class of Securities)

G25783120
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND  UNLESS THE FORM DISPLAYS A CURRENTLY  VALID OMB CONTROL NUMBER.

Page 1 of 5 Pages

CUSIP No. G25783120

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Craig Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		536,875

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		536,875

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	536,875

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1) Based on 5,520,000 units outstanding.

Page 2 of 5 Pages

CUSIP No. G25783120

Item 1(a)	Name of Issuer:

CS China Acquisition Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4100 N.E. Second Avenue, Suite 318 Miami, FL 33137

Item 2(a)	Name of Person Filing:

This statement is filed by Craig Samuels (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

13990 Rancho Dorado Bend San Diego, California 92130

Item 2(c)	Citizenship:

The Reporting Person is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Units, each consisting of one ordinary share, par value $0.0001 per share, and two warrants to purchase one ordinary share

Item 2(e)	CUSIP Number:

G25783120

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Ownership as of December 31, 2008 is incorporated herein by reference from Items (5) - (9) and (11) of the cover page for the Reporting Person.

The percent of class was calculated based on a figure of 5,520,000 units outstanding as of October 31, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Page 3 of 5 Pages

CUSIP No. G25783120

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

CUSIP No. G25783120

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

/s/ Craig Samuels
Craig Samuels